UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2023

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Annual General Meeting of Shareholders

On November 2, 2023, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), held its 2023 Annual General Meeting of Shareholders of the Company (the “Meeting”). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on September 13, 2023. The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: November 2, 2023